C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 OCT -3 AM 7:21

03032485

Ref : EC/FL/AL/CPP/149/03

BY AIRMAIL

23rd September, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 10/6

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated September 23, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Interim Results for the six months ended 30th June, 2003
   Date : ____September 22_____, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

The board of directors (the "Directors") announces the unaudited consolidated results of C.P. Pokphand Co. Ltd. and its subsidiaries (the "Group") for the six months ended 30th June, 2003 as follows:

Condensed Consolidated Profit and Loss Account

	Notes	Six months ended 30th June, 2003 (Unaudited) US$'000	2002 (Unaudited) US$'000
Turnover	2	759,000	704,971
Cost of sales		(692,036)	(611,980)
Gross profit		66,964	92,991
Selling expenses		(30,230)	(25,719)
General and administrative expenses		(46,899)	(45,490)
Other income, net	3	4,242	49,040
Profit/(Loss) from operating activities	4	(5,923)	70,822
Finance costs		(16,866)	(20,891)
Share of profits less losses of jointly controlled entities		1,628	8,351
Share of profits less losses of associates		(1,060)	1,387
Profit/(Loss) before tax		(22,221)	59,669
Tax	5	(7,446)	(6,500)
Profit/(Loss) after tax		(29,667)	53,169
Minority interests' share of profits less losses		(1,442)	(5,596)
Net profit/(loss) from ordinary activities attributable to shareholders		(31,109)	47,573
Accumulated losses at beginning of period		(49,650)	(140,483)
Accumulated losses		(80,759)	(92,910)
Transfer to statutory reserve		(1,369)	(1,286)
Accumulated losses at end of period		(82,128)	(94,196)
		US cents	US cents
Earnings/(Loss) per share:	6		
Basic		(1.441)	2.204
Diluted		N/A	N/A
Dividend per share:			
Interim		–	–

5. Tax

	Six months ended 30th June, 2003 (Unaudited) US$'000	2002 (Unaudited) US$'000
The Company and subsidiaries:		
Provision for taxation in respect of profit for the period:		
PRC:		
Hong Kong	–	–
Elsewhere	2,545	4,239
Overseas	3,058	–
	5,603	4,239
Jointly controlled entities:		
PRC:		
Hong Kong	–	–
Elsewhere	1,827	2,129
	1,827	2,129
Associates:		
PRC:		
Hong Kong	–	–
Elsewhere	16	132
	16	132
Tax charged for the period	7,446	6,500

No provision for Hong Kong taxation has been made as the Group earned no assessable income in Hong Kong during the period (2002: nil).

The overseas tax represents corporation tax payable in Turkey in respect of income earned during the period (2002: nil).

6. Loss per share is calculated based on the net loss from ordinary activities attributable to shareholders of US$31,109,000 (net profit for the six months ended 30th June, 2002: US$47,573,000) and the weighted average of 2,158,480,786 shares (2002: 2,158,480,786 shares) of the Company in issue during the period.

As the exercise price of options outstanding during the period is higher than the average market price of the Company's shares during the respective periods, the diluted earnings/loss per share for the periods ended 30th June, 2003 and 2002 are not presented because the impact of the options is anti-dilutive.

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the year ending 31st December, 2003 (2002: nil).

During the period under review, the Group disposed of 49,562,783 shares (2002: 100,935,116 shares) in Shanghai Dajiang (Group) Stock Co. Ltd. ("Shanghai Dajiang") and recorded a gain of US$3.4 million (2002: US$44.0 million). As at 30th June, 2003, the Group's interest in Shanghai Dajiang was 1.4% (31st December, 2002: 8.7%).

Industrial business

Ek Chor China Motorcycle Co. Ltd. ("EKC"), our subsidiary, previously listed on the New York Stock Exchange, registered improved results. Net income attributable to the Group was US$3.5 million as compared to US$1.5 million in the same period of 2002.

On 16th April, 2003, EKC announced its privatization by way of a scheme of arrangement under Bermuda law. The privatization was duly approved at the Court Meeting and Special General Meeting both held on 12th June, 2003. With the satisfaction of all requirements prescribed by the relevant authority, EKC was privatized and became a wholly-owned subsidiary of the Company on 23rd June, 2003. The listing status of EKC's shares was then withdrawn from the New York Stock Exchange.

Turkey

Our Turkish operation continued to perform satisfactorily and recorded a profit attributable to shareholders of US$5.5 million (2002: US$6.1 million).

Indonesia

The Group maintains a 19.75% interest in P.T. Surya Hidup Satwa and a 7.09% interest in P.T. Central Proteinaprima.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2003, the Group had total assets of US$1,064.0 million, down 4.1% from US$1,109.1 million at the year end of 2002. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$630.0 million and 329.7% respectively, as compared to US$659.9 million and 283.1% as at 31st December, 2002.

Most of the borrowings by the Group are in U.S. dollars and Renminbi and the interest rates ranged from 2.22% to 6.90% per annum for the period.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans, floating rate notes and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$86.4 million as at 30th June, 2003 (31st December, 2002: US$95.6 million), a decrease of US$9.2 million.

Notes:

1. **Accounting policies**

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and International Accounting Standard 34 "Interim Financial Reporting".

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2002.

2. **Segmental information**

Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by activity and geographical location is as follows:

Turnover:

	Six months ended 30th June, 2003 (Unaudited) US$'000	2002 (Unaudited) US$'000
By activity:		
Feedmill and poultry operations	758,980	704,889
Investment properties	20	82
	759,000	704,971
By geographical location:		
People's Republic of China ("PRC"):		
Hong Kong	20	82
Elsewhere	669,791	647,062
	669,811	647,144
Turkey	89,189	57,827
	759,000	704,971

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

3. **Other income, net**

	Six months ended 30th June, 2003 (Unaudited) US$'000	2002 (Unaudited) US$'000
Amortisation of deferred restructuring expenses	–	(931)
Gain on disposal of short term investments	3,754	44,505
Unrealised gain/(loss) of short term investment	(604)	3,829
Tax refund in respect of re-investments	46	–
Interest income	1,046	1,637
	4,242	49,040

4. **Profit/(Loss) from operating activities**

	Six months ended 30th June, 2003 (Unaudited) US$'000	2002 (Unaudited) US$'000
The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):		
Foreign exchange loss/(gain), net	(1,129)	1,008
Depreciation	29,651	24,459
Staff costs	45,346	42,882
Loss/(Gain) on disposal of fixed assets, net	(527)	153
Amortisation of goodwill	121	123

FINANCIAL REVIEW

The breakdown of net profit/(loss) attributable to shareholders by activity and geographical location is as follows:

	Six months ended 30th June, 2003 (Unaudited) US$'000	2002 (Unaudited) US$'000
By activity:		
Feedmill and poultry operations	(29,193)	52,738
Industrial operations	3,488	1,526
Investment properties	(484)	(370)
*Investment holding**	(4,920)	(6,321)
	(31,109)	47,573
By geographical location:		
PRC:		
Hong Kong	(5,645)	(11,064)
Elsewhere	(31,252)	48,168
	(36,897)	37,104
Turkey	5,547	6,096
Indonesia	241	3,829
Thailand	–	544
	(31,109)	47,573

* *including Hong Kong headquarters' general expenses*

BUSINESS REVIEW

The first half of 2003 was a period of challenges for our core business and our operations sustained a loss during the period. Consolidated turnover was US$759.0 million (2002: US$705.0 million). Consolidated loss from operating activities was US$5.9 million (2002: profit of US$70.8 million). Net loss from ordinary activities attributable to shareholders was US$31.1 million (2002: net profit of US$47.6 million).

PRC

Agri-business

Our agri-business operations in the PRC faced an unfavourable operating environment during the period under review. Turnover under management was US$988.2 million (2002: US$1,082.0 million). Turnover on a consolidated basis was US$669.8 million (2002: US$647.1 million), a slight increase by 3.5%. Consolidated loss attributable to shareholders of this division during the period was US$34.7 million (2002: profit of US$46.6 million). Unit sales of our two main products, complete feed and day-old chicks, were 2.3 million tonnes (2002: 2.4 million tonnes) and 167.8 million units (2002: 189.4 million units) respectively.

The outbreak of severe acute respiratory syndrome (SARS) in part of the PRC in the first half of 2003 had an adverse impact on the Group's agri-businesses operating across the country. The business-related travelling of our purchasing and sales staffs, the movement of raw materials required for production and the delivery of our finished products suffered interruptions at some locations and sales were retarded due to lowered consumption. These adverse factors had complicated an already challenging operating environment due to the increased costs of the raw materials required for feed production since December 2002. As a result, gross profit margin declined significantly.

In addition, the outburst of a fire in our Qingdao operation in April 2003 and the re-introduction of an import ban by Japan on poultry products from the PRC since 12th May, 2003 have adversely affected the Group's chicken meat export as Japan is our primary market for export.

CHARGES ON GROUP ASSETS

As at 30th June, 2003, out of the total borrowings of US$630.0 million (31st December, 2002: US$659.9 million) obtained by the Group, only US$146.1 million (31st December, 2002: US$123.5 million) were secured and accounted for 23.2% (31st December, 2002: 18.7%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$255.3 million (31st December, 2002: US$195.4 million) have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 30th June, 2003, the guarantees provided by the Group was US$27.2 million (31st December, 2002: US$27.2 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2003, the Group employed around 53,000 staff (including 21,000 staff from the jointly controlled entities and associates) in the PRC, Hong Kong and Turkey. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

RESTRUCTURING

The Company has made a distribution of US$28.0 million during the period, amounting to an aggregate distribution of US$333.4 million. Moreover, the Company's creditors have agreed to an amended debt reduction schedule and an extension of the period of the restructuring by 12 months to 31st December, 2004 subject to the completion of relevant documentation.

OUTLOOK

The business conditions in the second half of 2003 is expected to remain challenging. We will endeavour to streamline our business and improve our operating efficiency.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report.

AUDIT COMMITTEE

The Audit Committee comprises the two independent non-executive directors of the Company. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements.

PUBLICATION OF FURTHER INFORMATION

All the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 22nd September, 2003